UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03000705

No Act
P.E. 12-12-02
1-02360

January 24, 2003

Stuart S. Moskowitz
Senior Counsel
Office of the Vice President
Assistant General Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Act 1934
Section
Rule 14A-8
Public Availability 1-24-2003

Re: International Business Machines Corporation
Incoming letter dated December 12, 2002

Dear Mr. Moskowitz:

This is in response to your letter dated December 12, 2002 concerning the shareholder proposals submitted to IBM by Chris Rossi as custodian for Vanessa Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Chris Rossi
P.O. Box 249
Boonville, CA 95415

IBM

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

RECEIVED
2002 DEC 16 PM 5:47
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 12, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Judiciary Square
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
DEC 18 2002
WASH. D.C. 180 SECTION

Subject: Two IBM Stockholder Proposals received from or on behalf of Chris Rossi:

(A) Proposal from Mr. John Chevedden, acting on behalf of Chris[1] Rossi, Custodian For Vanessa Rossi (The "2003 Poison Pill Proposal") received by IBM on November 5, 2002

(B) Proposal from Mr. Chris Rossi, as Custodian for Vanessa Rossi (the "Proposal regarding Auditors"), received by IBM on November 12, 2002

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this request letter, together with two stockholder proposals for consideration for IBM's 2003 proxy statement (the "Proposals"), which are attached as Exhibits A and B hereto. The first Proposal was submitted to the International Business Machines Corporation (the "Company" or "IBM") on November 5, 2002 by Mr. John Chevedden, of Redondo Beach, California, acting on behalf of Mr. Chris Rossi. The second proposal was submitted to IBM directly by Mr. Chris Rossi of Boonville, California on November 12, 2002. IBM believes that **both** Proposals can be properly omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 29, 2003 (the "2003 Annual Meeting") for the reasons discussed below.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

---

[1] On October 5, 2002, the Company received the identical poison pill proposal from Mr. Chevedden, acting on behalf of Mr. **Emil** Rossi, which the Company has determined it will include in its 2003 proxy materials. (See Exhibit F).

I. BOTH PROPOSALS OF MR. CHRIS ROSSI CAN BE OMITTED FROM IBM'S PROXY MATERIALS UNDER RULE 14a-8(h)(3), BECAUSE NEITHER CHRIS ROSSI, JOHN CHEVEDDEN, WHO LAST YEAR WAS ALSO ACTING ON MR. CHRIS ROSSI'S BEHALF, NOR ANY OTHER QUALIFIED REPRESENTATIVE APPEARED TO PRESENT A PROPOSAL OF CHRIS ROSSI WHICH IBM INCLUDED IN ITS PROXY MATERIALS FOR THE 2002 ANNUAL MEETING, WHICH MEETING WAS HELD IN LOUISVILLE, KENTUCKY ON APRIL 30, 2002.

IBM believes it can exclude ***both*** of Mr. Chris Rossi's 2003 Proposals for a very simple reason. Last year, we included a proposal of Chris Rossi in our 2002 proxy materials, which proposal was filed on his behalf by Mr. John Chevedden, and the Proponent failed to appear and present the proposal without good cause. In this connection, Rule 14a-8(h)(3) states that:

"[i]f you or your qualified representative fail to appear and present the proposal without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years."

Last year, on October 24, 2001, Mr. John Chevedden, acting on behalf of Chris Rossi, sent IBM a stockholder proposal on Poison Pills for consideration for the 2002 proxy statement ("the 2002 Poison Pill Proposal"). (See Exhibit C). The Company included such 2002 Poison Pill Proposal in our 2002 proxy statement. (See Exhibit D). The 2002 Annual Meeting was held at 10:00 a.m., at the Kentucky International Convention Center, in Louisville, Kentucky. (See Exhibit D). Neither Mr. Chevedden, Mr. Chris Rossi, nor any other qualified representative of theirs appeared at the Annual Meeting to present such 2002 Poison Pill Proposal. In fact, prior to April 30, 2002, the date of the Company's annual meeting, no communications or other arrangements ***whatsoever*** were made by Mr. Chevedden, Mr. Rossi, or anyone else with respect to the 2002 Poison Pill Proposal.

The following constitutes a true extract from the transcript of the Company's 2002 Annual Meeting as it applies to the 2002 Poison Pill Proposal submitted by Mr. Chevedden on behalf of Chris Rossi. (Please note that the Mr. O'Donnell who is referred to below is Mr. Daniel E. O'Donnell, the IBM Corporate Secretary, and the Mr. Gerstner who is referred to below is Mr. Louis V. Gerstner, Jr., the Company's Chairman of the Board, and Chairman of the annual meeting.

MR. O'DONNELL: Mr. John Chevedden, on behalf of Mr. Chris Rossi of Boonville, California, proposes the following:

> Shareholders request that our board of directors seek shareholder approval prior to adopting any poison pill, and also redeem or terminate any pill now in effect, unless it has been approved by a shareholder vote at the next shareholder meeting.

CHAIRMAN GERSTNER: Thank you. Mr. Chevedden, would you care to speak to your proposal?

[Pause]

CHAIRMAN GERSTNER: Mr. Chevedden is not here. Is there an authorized representative of Mr. Chevedden here?

[Pause]

CHAIRMAN GERSTNER: If not, we will move ahead to the next item of business.

Mr. Gerstner then moved on to the next item of business on the agenda for the 2002 Annual Meeting.

At 10:12 a.m. on April 30, 2002, while the Annual Meeting was going on in the Kentucky International Convention Center in **Louisville, Kentucky**, Mr. Chevedden faxed a form document into IBM Corporate Headquarters in **Armonk, New York**, with respect to the 2002 Poison Pill proposal. That document purported to appoint:

> "The CWA presenter, any other rule 14a-8 presenter or any other person at the meeting in that order"

to act on Mr. Chevedden's behalf (See Exhibit E). In addition to the fact that this document was faxed to **Armonk, New York** at the same time as the Company's annual meeting was being held in **Louisville, Kentucky**, it came in too late for anyone in Armonk, New York picking up faxes from such machine to take any action on it. Furthermore, even if Mr. Chevedden's document -- purporting to give some other person(s) the authority to present the 2002 Poison Pill Proposal -- was delivered to the right place on time (which it was not) where someone could review it and potentially bring it to the attention of the chairman of the meeting (which it was not), the document purporting to create some sort of agency relationship was itself defective, as such document failed to appoint any specific individual to present the Proposal. More importantly, no one at the 2002 meeting came forward when asked to confirm that he/she had consented to accept an appointment from Mr. Chevedden to act on Mr. Chevedden's behalf with respect to the 2002 Poison Pill Proposal.

In this connection, it is well-established "hornbook" law that:

> **Agency is a consensual relationship. The relationship is created only when one person manifests an intention that another shall act in his behalf *and the other person consents to represent him.* The relationship is most often thought of as being contractual though it is not necessary that the relationship arise out of contract.**

(emphasis added)

See H. Reuschlein and W. Gregory, The Law of Agency and Partnership (West Publishing Company, *Hornbook* Series, (2nd Edition 1990 at Section 12 --Creation of Agency at page 32)

The burden of proving an agency relationship rests with the party asserting it. See id., citing Edmund J. Flynn Co. v. LaVay, 431 A.2d 543, 548 (D.C. App. 1981), and the Proponent has utterly failed to meet such burden. In the instant case, when Mr. Gerstner called out for Mr. Chevedden to present the 2002 Poison Pill Proposal at the annual meeting, Mr. Gerstner was unaware of the document Mr. Chevedden had simultaneously faxed to Armonk. Yet, Mr. Gerstner, following standard IBM operating procedure for dealing with stockholder proposals, clearly asked, after Mr. Chevedden did not answer, whether there was an authorized representative of Mr. Chevedden to present the 2002 Poison Pill Proposal. After Mr. Gerstner made such inquiry and waited, no one in the audience stood up to claim that they were authorized to present the 2002 Poison Pill Proposal.

Moreover, if any person had, in fact, stood up to claim authorization, in accordance with the principles of basic agency law, it would also have been standard IBM practice for the Company to verify that such person was, in fact, qualified under New York law to present the proposal in accordance with the stockholder proponent's authorization. In the instant case, no purported representative of Mr. Chevedden ever surfaced to claim authorization as Mr. Cheveden's agent. Furthermore, IBM had no stockholder proposal from the CWA in its proxy statement. Hence there was no "CWA Presenter" at the meeting, or, for that matter, anyone else who stood up and indicated they had agreed with Mr. Chevedden to present the 2002 Poison Pill Proposal for him. Finally, even if Mr. Gerstner had been aware of the document Mr. Chevedden faxed in to Armonk, New York that same morning, because of the multiple defects associated with such document, it would have been wholly inappropriate for Mr. Gerstner to assume Mr. Chevedden's responsibility -- which responsibility is clearly placed on the Proponent under the SEC's regulations -- to go and solicit for Mr. Chevedden "any other person at the meeting" to present the 2002 Poison Pill Proposal. The SEC's regulations make clear that it was Mr. Chevedden's job either to be there or to arrange to have someone there to present the Proposal, and he utterly failed to do so. In this connection, Rule 14a-8(h)(1) clearly provides advice to putative proponents that:

> **"Either you or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal."**

Mr. Chevedden did not follow this rule. Mr. Chevedden did not attend the meeting, nor did he send a qualified representative to present the proposal in his place. Mr. Gerstner, on the other hand, fulfilled all of his responsibilities. When neither Mr. Chevedden nor any authorized representative stood up, Mr. Gerstner properly moved on to the next item on the agenda.

Further, even after the meeting, neither Mr. Chevedden, Mr. Chris Rossi nor anyone else ever came back to IBM and provided any statement as to why no one appeared to present the 2002 Poison Pill proposal. The place and time for the Company's annual meeting was clearly detailed in our proxy statement as being on April 30, 2002 at 10:00 a.m. at the Kentucky International Convention Center, in Louisville, Kentucky. This time and location was announced months ahead of time. Hence, we can find no good cause for the Proponent's failure to appear. See William Wrigley Jr. Company (November 20, 2002).

The Commission has indicated that it is the **stockholder's** responsibility to take whatever steps may be necessary to ensure that its representative is adequately prepared to arrive at the time and place of the meeting. See Transamerica Inc. (December 27, 1989)("getting stuck in traffic" not good cause). Other SEC letters have made clear that traffic delays and missed airline flights are not "good cause" for failure to present a proposal within the meaning of Rule 14a-8(h)(3) See e.g. Allstate Corporation (January 25, 2002); Southwest Airlines (April 10, 2000); Sonat, Inc. (January 6, 1994); Great Western Financial Corporation (February 5, 1991). Medical reasons of non-appearing proponents are also closely scrutinized by the staff. See Safeway, Inc. (March 27, 2002)(rejecting claim made on behalf of Mrs. Evelyn Y. Davis as to her failure to appear to present a proposal); Mattel, Inc. (March 22, 2002). Since neither Mr. Rossi nor Mr. Chevedden ever appeared, and, more importantly, since neither has proffered any excuse or cause whatsoever for their failure to appear, both of Chris Rossi's 2003 proposals should hereinafter be omitted under Rule 14a-8(h)(3).

The defective document purporting to create some sort of agency relationship, which was faxed by Mr. Chevedden to Armonk, New York after the annual meeting in Louisville, Kentucky was underway, cannot shift the burden of finding a presenter from the Proponent to the Company, and in this case, also falls woefully short of meeting the requirements set forth by the Commission under Rule 14a-8(h).[2] That document, defective on its face, was sent in late and to the wrong place, and did not appoint a specific agent to represent the Proponent. More importantly, no one stood up, when asked, to claim that he/she was the Proponent's authorized representative. Clearly, faxing in a defective document *on the day of the meeting* to the wrong place cannot serve to relieve Mr. Chevedden of his own responsibility to effect a proper appointment of an authorized representative who will appear on his behalf to present the stockholder proposal at the meeting in Louisville, Kentucky under Rule 14a-8(h)(1), and no good cause has ever been proffered for his failure to appear.

Furthermore, when Mr. Chevedden submitted the two 2003 poison pill proposals to IBM this year, he made no mention whatsoever of the 2002 Poison Pill proposal from last year. Moreover, the fact that Mr. Chevedden, acting together with the Rossis, elected

[2] Moreover, the Chevedden document also fails to meet New York State's statutory requirements for a power of attorney. A power of attorney is a legal instrument that is used to delegate legal authority to another. The person who signs (executes) a Power of Attorney is called the Principal. The Power of Attorney gives legal authority to another person (called an Agent or Attorney-in-fact) to make property, financial and other legal decisions for the Principal. A Principal can give an Agent broad legal authority, or very limited authority. Under Section 5-1501, 5-1502 and 5-1506 of the General Obligations Law, the Principal's signature on the Statutory Powers of Attorney *must* be witnessed by a Notary Public.

initially to file the poison pill proposal on October 5, 2002 in the name of **Emil** Rossi, rather than Chris Rossi, further supports the fact that Mr. Chevedden clearly knew that he failed last April to comply with Rule 14a-8(h) with respect to the presentation at our meeting of his 2002 Poison Pill proposal on Chris Rossi's behalf, and that there was no good cause for such failure. Given all of the foregoing, the Company believes that all proposals filed by or on behalf of Mr. Chris Rossi should be excluded from IBM's proxy materials for all meetings held in the next **two** (2) calendar years under Rule 14a-8(h)(3). These excluded proposals must necessarily include both the November 5, 2002 submission by Mr. Chevedden of the 2003 Poison Pill Proposal, filed on behalf of Chris Rossi (Exhibit A) as well as the undated Proposal regarding Auditors, which was sent in to IBM directly by Mr. Chris Rossi (Exhibit B). Since we received two (2) separate Proposals from Chris Rossi this year (Exhibits A and B), one before the deadline, and one after the deadline (see Argument III, infra), the Company respectfully requests that no enforcement action be recommended to the Commission if the Company excludes **both** Proposals on the basis of Rule 14a-8(h)(3). In accordance with Rule 14a-8(h)(3) and item C(4)(c) of Staff Bulletin No. 14, dated July 13, 2001, the Company also seeks "forward looking" relief under Rule 14a-8(h)(3), and staff permission to exclude all proposals filed by or on behalf of Chris Rossi for any meetings held through the 2004 calendar year.

II. THE 2003 POISON PILL PROPOSAL FROM JOHN CHEVEDDEN, FILED ON BEHALF OF CHRIS ROSSI, WHICH THE COMPANY RECEIVED ON NOVEMBER 5, 2002, CAN ALSO BE EXCLUDED FROM IBM'S PROXY MATERIALS UNDER RULE 14a-8(i)(11) BECAUSE THE PROPOSAL DUPLICATES ANOTHER IDENTICAL PROPOSAL IBM EARLIER RECEIVED ON OCTOBER 5, 2002 FROM JOHN CHEVEDDEN, ACTING ON BEHALF OF MR. EMIL ROSSI, WHICH EARLIER PROPOSAL WILL BE INCLUDED IN THE COMPANY'S PROXY MATERIALS FOR THE 2003 ANNUAL MEETING.

As noted in Argument I, supra, the Company firmly believes that **both proposals** filed by or on behalf of **Chris** Rossi should be excluded on the basis of Rule 14a-8(h)(3), and we prefer exclusion of both proposals under such Rule. However, Rule 14a-8(i)(11) provides an additional reason why the 2003 Poison Pill Proposal from Chris Rossi should be excluded. The identical proposal from **Emil** Rossi was submitted to IBM by Mr. Chevedden one month before Mr. Chevedden filed Chris Rossi's 2003 Poison Pill proposal, and we have determined that we will put that proposal in our proxy materials.

Rule 14a-8(i)(11) permits exclusion of a stockholder proposal "if the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." See Wal-Mart Stores, Inc. (April 3, 2002); Albertson's, Inc. (April 4, 2002); American Power Conversion Corporation (March 29, 2002); CarrAmerica Realty Corporation (March 8, 2002). On October 5, 2002, IBM received the first fax proposal this year from John Chevedden, acting on behalf of **Emil** Rossi, of Boonville, California, relating to poison pills. (See Exhibit F) Mr. Emil Rossi designated Mr. Chevedden to act on his behalf with respect to such proposal. The cover letter was dated by Mr. Emil Rossi on October 1, 2002.

Since the Company's transfer agent did not initially find Mr. Emil Rossi listed on our books as a current stockholder of record, on October 7, 2002 the Company sent both Mr. Emil Rossi and Mr. Chevedden a letter, seeking confirmation of Mr. Emil Rossi's status as an IBM stockholder, and of his eligibility to submit a stockholder proposal; (i.e., holding the minimum amount of IBM shares for the requisite one year period). (Exhibit G)

Neither Mr. Rossi nor Mr. Chevedden responded to our letter inquiry (other than by lodging the 2 stockholder proposals in the name of Chris Rossi which are the subject of the instant no-action letter request). Through further research, on October 14, 2002 the Company was able to determine -- on its own -- that Mr. Emil Rossi was eligible to file a stockholder proposal. Although Mr. Emil Rossi did **not** hold shares of record in his own name, our research revealed that on April 17, 2002 Emil Rossi closed an account he had in his own name, and a trust account with a new Tax Identification Number was established with Emil Rossi transferring his IBM shares into the Jeanne Rossi Family Trust, with both Emil and Nick Rossi acting as trustees thereunder.

As noted earlier, on November 5, 2002, Mr. Chevedden faxed in the same poison pill proposal and cover letter, this time acting on behalf of Chris Rossi, of Boonville, California. (See Exhibit A) As with the 2002 Poison Pill Proposal (and as with Emil Rossi's 2003 proposal on this same subject), Chris Rossi designated Mr. Chevedden to act on his behalf with respect to the 2003 Poison Pill Proposal. The form cover letter and proposal was dated by Mr. Chris Rossi on October 15, 2002, and faxed into IBM directly by Mr. Chevedden.

Since the Company has determined that Mr. Emil Rossi was eligible to submit a Proposal, the Company will include Mr. Emil Rossi's proposal relating to poison pills (Exhibit F) in its 2003 proxy materials. With this being the case, Chris Rossi's subsequently filed 2003 Poison Pill Proposal (Exhibit A) -- which is in all respects the same proposal as Mr. Emil Rossi's earlier filed proposal -- may also be excluded by the Company from its 2003 proxy materials as duplicative under Rule 14a-8(i)(11). The Company therefore requests that no enforcement action be recommended to the Commission if it also excludes the 2003 Poison Pill Proposal on the basis of Rule 14a-8(i)(11).

III. MR. CHRIS ROSSI'S PROPOSAL REGARDING AUDITORS CAN ALSO BE EXCLUDED FROM IBM'S 2003 PROXY STATEMENT UNDER RULE 14a-8(e)(2) BECAUSE OF ITS UNTIMELY SUBMISSION.

With respect to any proposal submitted for a regularly scheduled annual meeting, Rule 14a-8(e)(2) provides that the proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Company's proxy statement for its 2002 annual meeting was dated and released on March 11, 2002. Pursuant to Rule 14a-8(e)(1), the Company's proxy statement for its 2002 annual meeting informed stockholders that proposals for the

2003 annual meeting had to be received by November 11, 2002 to be considered for inclusion in the Company's 2003 proxy statement. (See Exhibit H).

Under this Rule, the subject Proposal, being received by the Company after the November 11 deadline, was untimely. The Proposal regarding Auditors, which was not dated, was sent to IBM via certified mail, and received on November 12, 2002. In this connection, the Date of Delivery of the Certified Mail Number associated with Mr. Rossi's submission, which is found on the Proponent's envelope - Certified Mail No. **7001 1940 0002 6063 2748** -- (See Exhibit I) also clearly appears as item #8 on the United States Postal Service Firm Delivery Receipt for Accountable and Bulk Delivery Mail (PS Form 3883). (See Exhibit J). Inasmuch as it is clear from the PS Form 3883 that the Proponent's submission was received by IBM on November 12, 2002, after the Company's November 11 deadline, it is untimely. The Proposal may therefore also be excluded from the Company's proxy materials for its 2003 annual meeting on this basis. Valspar Corporation (November 20, 2002); Sara Lee Corporation (July 19, 2002).

In this connection, the Staff has made it very clear that it will strictly enforce the deadline for the submission of proposals without inquiring as to reasons for failure to meet the deadline, even if a proposal is submitted even only one day late. See IBP, Inc. (January 19, 2000); Guest Supply, Inc. (October 20, 1998) (proposal excludable for being received one day after the deadline); EG&G, Inc. (December 23, 1997).

In sum, since the Proposal regarding Auditors was received late, IBM respectfully requests your advice that the staff will not recommend any enforcement action to the Commission if the Proposal is also omitted from IBM's proxy materials being prepared for the 2003 Annual Meeting pursuant to Rule 14a-8(e).

IV. THE PROPOSAL REGARDING AUDITORS MAY ALSO BE EXCLUDED UNDER RULE 14a-8(i)(7) AS RELATING TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

There is a final reason why Chris Rossi's Proposal regarding Auditors can be excluded. As Mr. Rossi already knows, his identical proposal, which he submitted earlier this year to at least two other registrants, was properly excluded by such other registrants with staff concurrence, as relating to those registrants' ordinary business operations under Rule 14a-8(i)(7). See ConAgra Foods, Inc. (June 14, 2002); American Financial Group, Inc. (April 4, 2002)(excluding the same proposal from Chris Rossi). The same result should apply here. As in ConAgra and American Financial Group, where the staff agreed this year with these other registrants that they could exclude Chris Rossi's same proposal, we seek the same relief. IBM also notes that the staff has historically agreed with the view that proposals addressing the method of and selection of independent auditors are matters relating to a company's ordinary business, consistently excluding proposals on this same topic. See, e.g. Transamerica Corporation (March 8, 1996); Texaco Inc. (August 23, 1993). As the instant Proposal should also be excluded on this same basis, IBM respectfully requests your advice that the staff will not recommend any enforcement action to the Commission if the Proposal regarding Auditors is also omitted from IBM's proxy materials being prepared for the 2003 Annual Meeting pursuant to Rule 14a-8(i)(7).

By copy of this letter, we are so advising both Mr. Chevedden and Mr. Rossi of these reasons why both of Mr. Rossi's 2003 submissions should be excluded from our proxy materials. Mr. Rossi and Mr. Chevedden are respectfully requested to copy the undersigned on any response that each may choose to make to the Commission. If there are any questions relating to this submission, please contact the undersigned at 914-499-6148. Thank you for your interest and attention in this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

cc: with attachments to

Mr. Chris Rossi
P.O. Box 249
Boonville, CA 95415

and

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Exhibit A

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

C:\Documents and Settings\Administrator\My Documents\$user2\DOCS\exhibittabssecletterstockholderproposals.lwp

P.O. Box 249
Boonville, CA 95415

Mr. Louis Gerstner, Jr.
Chairman
International Business Machines (IBM)
One New Orchard Road
Armonk, NY 10504
Phone: (914) 499-1900
Fax: (914) 765-6021, 499-6007
Email: ibmfct@equiserve.com

Dear Mr. Gerstner,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Chris Ross Oct 15-2002

Custodian for Vanessa Ross.

cc: Daniel E. O'Donnell
Corporate Secretary
FX: 914/499-6519

3 – Shareholder Vote on Poison Pills
This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder input.

Shareholder Vote on Poison Pills
Yes on 3

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submittal and to make a list of proposal topic and submittal dates available to shareholders.

Exhibit B

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

Chris Rossi
P.O. Box 249
Boonville, CA. 95415

I.B.M
Daniel F. O'Donnell
Armonk, New York 10504

CHRIS ROSSI PROPOSAL TO BE SUBMITTED IN THE 2003 I.B.M. PROXY MATERIAL

The shareholders of I.B.M request the board of Directors take the necessary steps to amend the company's governing instruments to adopt the following : Begining on the 2004 I.B.M fiscal year, the present auditing firm will be changed and every (4) years a new auditing firm will be hired.

Chris Rossi Custodian Vanessa Rossi holder of 1600 Common shares certificates P758162, Q5853, R444249

Chris Rossi

Chris Rossi

11-12-02-A98118-PMI

Supporting Statement

Our country was founded on the principle of checks and balances of open competition. We have all profited handsomely from these principles. When a person, a company or a government entity has a monopoly all types of abuses occur. One reason there are no checks and balances, no competition to keep thing in line and on the up and up. Auditors are hired by a company, usually forever. Three recent catastrophes, Enron, Global Crossing, and Worldcom illustrate the need for this proposal. With a new auditor every four years, the last auditor is less inclined or will not have the time to be part of a fraud.

Exhibit C

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

Chris Rossi
P.O. Box 249
Boonville, CA 95415

FX: 914/499-6007
FX: 914/765-6021
PH: 914/499-1900
Email: ibmfct@equiserve.com

Mr. Louis V. Gerstner, Jr.
Chairman of the Board, Chief Executive Officer
International Business Machines Corporation
One New Orchard Road
Armonk, NY 10504

Dear Mr. Gerstner and Directors of International Business Machines Corporation,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. This submitted format is intended to be used for publication. Rule 14a-8 stock ownership requirements will continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This is the legal proxy for Mr. John Chevedden and/or his designee to represent me and this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration is appreciated.

Sincerely,

Chris Rossi (signature) — Oct 22-01
Date

Chris Rossi
Custodian for Vanessa Rossi
Record Holder
International Business Machines Corporation

cc:
Daniel E. O'Donnell
Corporate Secretary
FX: 914-499-6519

4 -SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request the Board of Directors redeem any poison pill previously issued unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks
  Source: *www.thecorporatelibrary.com/power* from *www.thecorporatelibrary.com*

- The Council of Institutional Investors (*www.cii.org/ciicentral/policies.htm & www.cii.org*) recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in the directors who could focus on narrow interests at the expense of the vast majority of shareholders.

In our view, a poison pill can operate as an anti-takeover device to injure shareholders by reducing management responsibility and adversely affect shareholder value. Although management and the Board of Directors should have appropriate tools to ensure that all shareholders benefit from any proposal to acquire the Company, we do not believe that the future possibility of a takeover justifies an in-advance imposition of a poison pill. At a minimum, many institutional investors believe that the shareholders should have the right to vote on the necessity of adopting such a powerful anti-takeover weapon which can entrench existing management.

Institutional Investor Support Is High-Caliber Support

Clearly this proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved 60% APPROVAL from shareholders in 1999. Source: *Investor Responsibility Research Center's Corporate Governance Bulletin*, April-June 1999.

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

Exhibit D

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

IBM

DEAR STOCKHOLDERS,

You are cordially invited to attend the Annual Meeting of Stockholders on Tuesday, April 30, at 10 a.m., in Exhibit Hall A at the Kentucky International Convention Center in Louisville, Kentucky 40202.

Mr. Lodewijk C. van Wachem will retire from the Board in April and is not a nominee for election. Mr. van Wachem has served on our Board for almost ten years. We are very grateful to him for his many contributions and we will miss his participation on the Board.

Stockholders of record can vote their shares by using the Internet or the telephone. Instructions for using these convenient services are set forth on the enclosed proxy card. Of course, you also may vote your shares by marking your votes on the enclosed proxy card, signing and dating it, and mailing it in the enclosed envelope. If you will need special assistance at the meeting because of a disability, please contact the Office of the Secretary, Armonk, N.Y. 10504.

Very truly yours,

Louis V. Gerstner, Jr.
Chairman of the Board

YOUR VOTE IS IMPORTANT

Please Vote by Using the Internet,
the Telephone, or by Signing, Dating, and Returning
the Enclosed Proxy Card

and even fewer offer retiree medical. Further, in January 2001, the company increased pension benefits for the vast majority of its retirees, with an annual cost to the company of such increase amounting to over $100 million. ***The Board therefore unanimously recommends a vote AGAINST this Proposal.***

6. STOCKHOLDER PROPOSAL ON POISON PILLS

Management has been advised that Mr. Chris Rossi, P.O. Box 249, Boonville, CA 96415, custodian for Vanessa Rossi, the owner of 1,600 shares, intends to have Mr. John Chevedden submit the following proposal at the meeting:

Shareholders request that our Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

The poison pill is an important issue for shareholder vote even if our company does not now have a poison pill or plan to adopt a poison pill in the future. Currently our board can adopt a poison pill and/or redeem a current poison pill and adopt a new poison pill:

1) At any time
2) In a short period of time
3) Without shareholder approval

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Stockholders, October 23, 1986.

Additional Support for this Proposal Topic

* Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks
  Source: www.thecorporatelibrary.com/power
* The Council of Institutional Investors
  www.cii.org/ciicentral/policies.htm & www.cii.org
  recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in our directors who could focus on narrow interests at the expense of the vast majority of shareholders.

Institutional Investor Support Is High-Caliber Support

This proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved 57% average yes-vote from shareholders at 26 major companies in 2000. (Percentage based on yes-no votes).

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

68% Vote at a Major Company

This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on poison pills, is available at The Corporate Library website:

www.thecorporatelibrary.com

At this URL page:

http://asp.thecorporatelibrary.net/proposals/FullText.asp?Company_ID=10563&Resolution_ID=515&Proxy_Season=2001

In the interest of shareholder value vote yes:

SHAREHOLDER VOTE ON POISON PILLS

YES ON 6

The IBM Board of Directors unanimously recommends a vote AGAINST this proposal.

The proposal disregards IBM's leadership in corporate governance and its long-standing commitment to enhancing value for its stockholders. The IBM Board of Directors believes that it is their responsibility—as the elected representatives of the IBM stockholders—to ensure that IBM continues to adhere to sound governance policies and practices for the benefit of stockholders. We believe it is ill advised and dangerous for corporate governance matters to be decided by public referendum in the abstract when the decision could obligate the Company to pursue a course of action in the future without allowing the Board to engage in a thoughtful analysis of the proposal at that time. In fact, limiting the Company's freedom of action in the future runs directly counter to the fiduciary standards the Board is obligated to uphold.

We are convinced that this is the right approach to maximizing stockholder value, and we have the track record to prove it. First off, the IBM Board has not taken any steps to insulate itself from accountability to IBM stockholders. IBM does not have a staggered or classified board, where different classes of directors are up for election every few years. Instead, each member of the IBM Board is subject to re-evaluation and re-election by the stockholders on an annual basis.

In addition, IBM has had a long-standing commitment to the independence of its non-employee directors, and today all but three of the directors on the Board are independent of management, and all of the Board Committees are composed entirely of independent, non-employee directors. Further, the IBM Board continually assesses its governance practices, including a review of the practices of a number of survey companies. From time to time, based on that review, the Board takes actions it believes will further enhance the link between its interests and those of stockholders. For example, the Board has recently adopted a stock ownership guideline for directors, calling for directors to own IBM stock equal in value to five times their retainer fees, within five years of their initial election.

Finally, IBM has never had a poison pill. In fact, in 1992, in connection with its request that stockholders authorize the issuance of preferred stock for financing purposes, the IBM Board promised that it would not issue any preferred stock for any anti-takeover or defensive purposes without stockholder approval.

The Board also promised at that time that no preferred stock would be issued to any individual or group for the purpose of creating a block of voting power to support management on a controversial issue. ***For all these reasons, the Board unanimously recommends a vote AGAINST this proposal.***

Exhibit E

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

206388

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

PH & FX
310/371-7872

April 30, 2002

FX: 914/499-(6579) 6007
PH: 914/499-1900

Mr. Daniel O'Donnell
Corporate Secretary
IBM

Dear Mr. O'Donnell,

If I do not attend the annual meeting or do not make any required shareholder proposal presentation at this meeting I hereby designate (1) and/or designee or substitute of this person with full power of substitution to represent me as agent in making the mandated presentation, by the Securities and Exchange Commission, of the submitted Rule 14a shareholder proposal and/or any Rule 14a shareholder proposal, or other proposals if applicable, and in all other shareholder matters at the 2002 annual meeting in the same manner as I could myself. This is consistent with the company 2002 annual meeting proxy booklet and/or materials.

This is to respectfully request that the company advise and alert immediately the undersigned by telephone and facsimile if there is any question on enabling this full power, in order to meet the Rule 14a mandated presentation of shareholder proposal and/or proposals.

Sincerely,

John Chevedden

cc:

(1) The CWA presenter, any other rule 14a-8 presenter or any other person at the meeting in that order.

APR 30 2002 10:12 PAGE.01

Exhibit F

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Louis Gerstner, Jr.
Chairman
International Business Machines (IBM)
One New Orchard Road
Armonk, NY 10504
Phone: (914) 499-1900
Fax: (914) 765-6021, 499-6007
Email: ibmfct@equiserve.com

Dear Mr. Gerstner,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including record holder ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Emil Rossi
Emil Rossi

October 1-2002

cc: Daniel E. O'Donnell
Corporate Secretary
FX: 914/499-6519

02800267

3 – Shareholder Vote on Poison Pills
This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company has a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder participation.

Shareholder Vote on Poison Pills
Yes on 3

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submittal and to make a list of proposal topic and submittal dates available to shareholders.

If our company at all considers a no action request, it is recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."
Chairman Harvey L. Pitt, U.S. Securities and Exchange Commission, Washington, D.C., August 12, 2002
2) To allow shareholders a choice
In the New Jersey High Court ruling allowing Sen. Torricelli to be replaced, the court said state election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow candidates to get on the ballot and, most importantly, to allow the voters a choice on election day."

Exhibit G

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

IBM

New Orchard Road
Armonk, NY 10504

VIA EXPRESS MAIL
RETURN RECEIPT REQUESTED

October 7, 2002

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Dear Mr. Rossi:

Your letter and stockholder proposal dated October 1, 2002 was faxed to Mr. O'Donnell today. We note you have appointed Mr. John Chevedden to act on your behalf. Mr. O'Donnell has forwarded your correspondence to me for review and handling.

In order to be eligible to submit a proposal for consideration at IBM's 2003 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. Following receipt of your proposal, we diligently searched our books and records, but were unable to find you listed as a record holder of IBM stock. I am therefore now requesting from you proof of your IBM stockholdings, as required under the SEC's rules and regulations, and as fully described for your reference in this letter.

If you are an IBM stockholder of record, we apologize for not locating you in our own records. In such case, we will need for you to advise me precisely how your IBM shares are listed on our records, and to provide the company with a written statement that you intend to continue to hold the securities required above through the date of the 2003 meeting of shareholders. However, if you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting.

Please note that all of the required documentation set forth in this letter must be sent to directly to my attention within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit the proposal under the applicable provisions of Regulation 14A. Thank you for your continuing interest in IBM and this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

cc: Mr. John Chevedden

C:\Documents and Settings\Administrator\My Documents\$user2\DOCS\rossi2003.lwp

Exhibit H

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

STOCKHOLDER PROPOSALS

Stockholder proposals may be submitted for inclusion in IBM's 2003 proxy material after the 2002 Annual Meeting but must be received no later than 5 p.m. EST on November 11, 2002. Proposals should be sent via registered, certified, or express mail to: Office of the Secretary, International Business Machines Corporation, New Orchard Road, Armonk, N.Y. 10504.

Management carefully considers all proposals and suggestions from stockholders. When adoption is clearly in the best interest of the Company and stockholders, and can be accomplished without stockholder approval, the proposal is implemented without inclusion in the proxy material.

Examples of stockholder proposals and suggestions that have been adopted over the years include stockholder ratification of the appointment of independent accountants, improved procedures involving dividend checks and stockholder publications, and changes or additions to the proxy material concerning such matters as abstentions from voting, appointment of alternative proxy, inclusion of a table of contents, proponent disclosure, and secrecy of stockholder voting.

INTERNATIONAL BUSINESS MACHINES CORPORATION
Armonk, New York 10504
March 11, 2002

NOTICE OF MEETING

The Annual Meeting of Stockholders of International Business Machines Corporation will be held on Tuesday, April 30, 2002, at 10 a.m., in Exhibit Hall A at the Kentucky International Convention Center, 221 Fourth Street, Louisville, Kentucky 40202. The items of business are:

1. Election of directors for a term of one year.
2. Ratification of the appointment of independent accountants.
3. Such other matters, including 4 stockholder proposals, as may properly come before the meeting.

These items are more fully described in the following pages, which are hereby made a part of this Notice. Only stockholders of record at the close of business on March 1, 2002 (the "Record Date"), are entitled to vote at the meeting, or any adjournment thereof. Stockholders are reminded that shares cannot be voted unless the signed proxy card is returned, shares are voted over the Internet or by telephone, or other arrangements are made to have the shares represented at the meeting.

Daniel E. O'Donnell
Vice President and Secretary

Admission to the Annual Meeting will be on a first-come, first-served basis and an admission ticket and picture identification will be required to enter the meeting. For stockholders of record, an admission ticket is attached to the proxy card sent with this Proxy Statement. Stockholders holding stock in bank or brokerage accounts can obtain an admission ticket in advance by sending a written request, along with proof of ownership (such as a brokerage statement), to our transfer agent at the address listed below. An individual arriving without an admission ticket will not be admitted unless it can be verified that the individual is an IBM stockholder as of the Record Date for the meeting. Cameras, cell phones, recording equipment and other electronic devices will not be permitted at the meeting.

This Proxy Statement and the accompanying form of proxy card are being mailed beginning on or about March 11, 2002, to stockholders entitled to vote. The IBM 2001 Annual Report, which includes consolidated financial statements, is being mailed with this Proxy Statement. Stockholders of record who did not receive an annual report or who previously elected not to receive an annual report for a specific account may request that IBM promptly mail IBM's 2001 Annual Report to that account by writing to our transfer agent, EquiServe Trust Company, N.A., Mail Suite 4688, P.O. Box 2530, Jersey City, N.J. 07303-2530 or by telephoning 201-324-0218.

Exhibit I

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

C:\Documents and Settings\Administrator\My Documents\$user2\DOCS\exhibittabssecletterstockholderproposals.lwp

ossi Hardware
O. Box 249
onville, CA 95415-0249

[redacted]

7001 1940 0002 6063 2748



USA
37

301

I.B.M. Corp.
Daniel F. O'Connell - Corp. Secretary
Armonk, New York 10504

RETURN RECEIPT
REQUESTED

Exhibit J

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

C:\Documents and Settings\Administrator\My Documents\$user2\DOCS\exhibittabssecletterstockholderproposals.lwp

United States Postal Service

Firm Delivery Receipt for Accountable and Bulk Delivery Mail

5199 9990 0003 1083 1566

- [x] Certified
- [ ] COD
- [ ] Delivery Confirmation Service
- [x] Express Mail
- [ ] Insured
- [ ] Recorded Delivery
- [x] Registered
- [ ] Return Receipt for Merchandise
- [ ] Signature Confirmation Service

Mail for/Bill No. IBM

	Article Number	* Code	Office of Origin (International)		Article Number	* Code	Office of Origin (International)
1.	7000 2030 0001 3248 4595		27606	11.			
2.	7001 0320 0004 4124 4686			12.			
3.	7120 9677 9700 0001 7605		Return	13.			
4.	7001 2510 0000 8601 0160			14.			
5.	7002 0860 0001 5694 9131			15.			
6.	7002 2030 0001 3248 4671			16.			
7.	7002 0570 0002 6970 4977			17.			
8.	7001 1940 0002 6063 0748			18.			
9.	EU 39 570 071 9US			19.			
10.				20.			

* CODE: DC = Received in Damaged Condition. OS = Officially Sealed. R = Return Receipt Requested. RE = Re-enveloped. RW = Returned to Writer.

Date of Delivery: 11/12

Delivered By: (Clerk/Carrier) [signature]

Received the ___ pieces described above

Received By: (Print Name) [illegible]

Signature of Addressee/ Agent X

Form 3849 Barcode Number (If delivered using scanning option): 5290 0030 4157 2136

If using handheld scanner option, have recipient sign Form 3849.

Postmark - Delivery Office: ARMONK NY 10504-9998 NOV 12 2002 USPS

PS Form 3883, November 1999 102595-00-B-2013

3- Customer

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated December 12, 2002

The first proposal requests that the board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote." The second proposal requests that the board of directors take the necessary steps to hire a new auditing firm every four years beginning on the 2004 fiscal year.

There appears to be some basis for your view that IBM may exclude the proposals under rule 14a-8(h)(3). We note your representation that IBM included the proponent's proposal in its proxy statement for its 2002 annual meeting, but neither the proponent nor his representative appeared to present the proposal at the meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). This response will also apply to any future submissions to IBM by Chris Rossi as custodian for Vanessa Rossi with respect to any shareholder meeting held by IBM during calendar year 2003 and calendar year 2004. In reaching this position, we have not found it necessary to address the alternative bases for omission upon which IBM relies.

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor